Item 77(C)

RESULTS OF THE ANNUAL MEETING

An Annual Meeting of Shareholders of the Fund was held on April 24, 2012 at 11 Hanover Square, New York, New York, the Fund’s principal executive offices, for the following purpose:

1. To approve an Agreement and Plan of Reorganization pursuant to which the Fund would be reorganized into a newly formed Delaware statutory trust named “Dividend and Income Fund.”

Votes For	Votes Against	Abstained
12,565,613	1,092,352	228,770

2. To re-elect Bruce B. Huber to the Board of Directors of the Fund as the Class I Director to serve until 2015 or until his successor is elected and qualifies.

Votes For	Votes Withheld
20,638,534	1,390,045